UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER: 001-838162

CUSIP NUMBER: G8210L 105

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K

 ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024
☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates: N/A

PART I — REGISTRANT INFORMATION

SLAM CORP.

Full Name of Registrant

N/A

Former Name if Applicable

55 Hudson Yards, 47th Floor, Suite C

Address of Principal Executive Office (Street and Number)

New York, NY 10001

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Slam Corp. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal quarter ended December 31, 2024 (the “Annual Report”) by the prescribed due date because additional time was required to finalize the Company’s financial statements and related disclosures required to be included in the Annual Report in order to deliver them in a timely manner to the Company’s auditors. The Company expects to report $1.7 million of net income for the year ended December 31, 2024.

The Company is working diligently to complete the Annual Report as soon as possible, and the Company expects to file such report within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

Ryan Bright	214	315-7601
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Slam Corp.

(Name of Registrant as Speciﬁed in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2025	SLAM CORP.

	By:	/s/ Ryan Bright
	Name:	Ryan Bright
	Title:	Chief Financial Officer

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